UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 001-15877

German American Bancorp, Inc.
(Exact name of registrant as specified in its charter)

711 Main Street, Jasper, Indiana 47546-3042; telephone (812) 482-1314
(Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

Preferred Stock Purchase Rights
(Title of each class of securities covered by the Form)

Common Shares, No Par Value
(Title of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☑
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:  Zero

This Certification and Notice is being filed as a result of the expiration of the Preferred Stock Purchase Rights in accordance with their terms.

Pursuant to the requirements of the Securities Exchange Act of 1934, German American Bancorp, Inc., has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: March 8, 2011	GERMAN AMERICAN BANCORP, INC.

	By:	/s/ Mark A. Schroeder
Mark A. Schroeder, Chairman and Chief Executive Officer